August 14, 2015

Dietrich King, Assistant Director

David Lin, Staff Attorney

Amit Pande, Accounting Branch Chief

Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yirendai Ltd. (CIK No. 0001631761) Supplemental Submission to the Staff

Dear Mr. King, Mr. Lin, Mr. Pande and Mr. Phippen:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby make a supplemental submission to the staff (the “Staff”) of the Securities and Exchange Commission the following, in response to the Staff’s request communicated to us on phone on August 13, 2015:

(i)	the English translation of form of the agreement between the Company and an investor, attached as Annex I hereto,

(ii)	the English translation of form of the risk reserve fund service agreement between the Company and an investor, attached as Annex II hereto, and

(iii)	the English translation of form of the agreement among the Company, an investor and a borrower, attached as Annex III hereto.

*            *              *

Securities and Exchange Commission

August 14, 2015

If you have any questions regarding this supplemental submission, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Ning Tang, Executive Chairman, Yirendai Ltd.
Yu Cong, Chief Financial Officer, Yirendai Ltd.
Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Chris Lin, Esq., Simpson Thacher & Bartlett LLP

Annex I

Form of the Agreement between the Company and an Investor

Yidingying Agreement

for

Lending Consultation and Services

This Agreement is entered into by and between the following two parties this                      date of         ,                      in Beijing, the People’s Republic of China:

Party A (Lender):

Yirendai ID:

Type of Certificate:

Certificate No.

Party B:	Hengcheng Technology Development (Beijing) Co., Ltd.

Address:	3-4/F., No.8 Building of NO.6 [3-3], Langjiayuan, Chaoyang district, Beijing

In accordance with the Contract Law of the People’s Republic of China and the relevant laws and regulations, the two parties agree to conclude this Agreement through amicable consultation through the principle of equality, voluntaries, mutual benefit and sincerity, whereby Party A is to act voluntarily as the Lender on Party B’s Yirendai platform and lends funds to borrowers through the platform and Party B provides Party A with consultation on lending, financial planning, investment management and other services under the following terms and conditions:

The two parties are hereinafter called collectively as “the Parties” and individually as “each party”.

Part I Service Description and Relevant Specifications

Product name	Lock-up period	Expected annualized rate of return	Rate of emergency withdrawal fee *
☐ 12-month Yidingying	12 months	[ ]%	[ ]%
☐ 9-month Yidingying	9 months	[ ]%	[ ]%
☐ 6-month Yidingying	6 months	[ ]%	[ ]%
☐ 3-month Yidingying	3 months	[ ]%	[ ]%
☐ 1-month Yidingying	1 month	[ ]%	[ ]%
Lent principal	Sum:
SAY Yuan ONLY

*  Method of calculation of the emergency withdrawal fee: the total of the principal and the actual proceeds therefrom as of the withdrawal within the lock-up period multiplied by the emergency withdrawal fee rate for the purchased product

Please mark a “Ö” at the “☐” before the selected product name; if you do not select a product, please mark a “X” at the “☐” before it, and do not left it blank.

Part II Specific Terms and Conditions

Article 1.

Interpretation

The following terms are defined as follows, unless otherwise interpreted in the context:

1.1	This Agreement means this Yidingying Agreement for Lending Consultation and Services and any and all terms and conditions, specifications and information set forth in all the appendices attached to this Agreement.

1.2	Yirendai Borrowing and Service Agreement means the agreement presented through Yirendai platform for execution by Lender and Borrower, whereby certain Borrower and the Lender establish the lending relation and obtain relevant services.

1.3	Lender means Party A, referring to the Lender specified in the Part I of the Yirendai Borrowing and Service Agreement, being a natural person with full capacity for civil conduct and civil rights as provided in the laws of the People’s Republic of China (exclusive of Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan) and being able to exercise the rights and perform the obligations provided in the Yirendai Borrowing and Service Agreement. The Lender must be the registered user of “Yirendai”.

1.4	Borrower means the Borrower specified in the Part I of the Yirendai Borrowing and Service Agreement, being a natural person with full capacity for civil conduct and civil rights as provided in the laws of the People’s Republic of China and being able to exercise the rights and perform the obligations provided in the Yirendai Borrowing and Service Agreement. The Borrower must be the registered user of “Yirendai.”

1.5	Business Day means business day provided by the laws of the People’s Republic of China (legal business day).

1.6	Lock-up Period Rules means that Party A may not withdraw from the plan within the lock-up period, and after the end of the lock-up period, Party B must assist Party A to complete the transfer of the creditor’s right, and return Party A’s funds to its fund account at the Yirendai platform.

1.7	Hengcheng means Hengcheng Technology Development (Beijing) Co., Ltd.

1.8	P2P means person to person.

1.9	Yirendai means the online platform operated by Hengcheng, providing specialized P2P lending intermediary services.

1.10	Paying agency means the paying agency stipulated in the Yirendai Borrowing and Service Agreement.

1.11	Service Plan, also called the Plan, includes this Agreement and relevant Power of Attorney and all the related information.

1.12	Withdrawal from the Plan refers to the situation that when Party A completely transfers its creditor’s right against the Borrower in the form of transfer of creditor’s right through the creditor’s right transfer function of the Yirendai platform, Party A is deemed as having withdrawn this Plan and this Agreement automatically terminates (except within any of the lock-up period).

1.13	Month means calendar month.

Article 2.

Method, Duration, Sum and Management Fee of the Service Plan

2.1	Method: Party A hereby irrevocably authorizes Hengcheng to lend the whole (or part) of the funds deposited in the Yirendai account to the Borrower in lump sum on behalf of Party A through the Yirendai platform.

2.2	Duration: for the duration of the Service Plan, the product name and relevant lock-up periods listed in the Part I of this Agreement and Article 1.6 of Part II of this Agreement shall apply.

2.3	Sum: the amount of the funds lent by Party A is called “Lent Principal”, subject to the actually lent sum through the Yirendai platform.

2.4	Service Fee for the Plan: after Party A participates in the Service Plan and lends the funds or re-lends the funds after the funds are repaid by the Borrower, at the time that the Borrower makes a repayment, Party A shall pay Party B the Service Fee for the Plan for the then period. The sum of the Service Fee is to be calculated on the basis of the following formula. In the formula, A refers to the sum lent for the relevant period (unit: RMB yuan), D is zero. If the income of a period exceeds the base sum, Party A agrees that the portion exceeding the base sum shall be regarded as additional service fee of Party B.

Party A lends funds in the Service Plan and after the expiration of the Lock-up period, if the total interests arising after the complete transfer of all of the creditor’s right is less than or equal to the base sum, then Party B will not charge Party B the Service Fee for the Plan separately; Party A lends funds in the Service Plan and after the expiration of the Lock-up period, if the total interests arising after the complete transfer of all of the creditor’s right is more than the base sum, then the part in excess of the base sum will be the Service Fee to be charged by Party B separately.

The base sum = A * [(1+B)C/12 – 1 + (1+B)D/365 – 1]

In this formula,

A: the sum of funds lent by Party A, unit: RMB yuan

B: the expected annualized rate of return of the product purchased by Party A

C: lock-up period of the product purchased by Party A, with month as the unit in calculation

D: The period from the expiration of the lock-up period to the date on which all Party A’s creditor’s right are transferred completely, which is to be calculated with natural day as unit.

Article 3.

Rules of Calculation of the Withdrawal Fee from the Plan

3.1

After the termination of the lock-up period, Party B is under obligation to assist Party A to complete the transfer of the creditor’s right and return Party A’s funds to its funds account at the Yirendai platform. Under such circumstance, Party A has no obligation to pay the withdrawal fee. If Party A intends to apply for extending the Plan, Party A shall make the application with Party B no later than seven working days prior to the expiration of the lock-up period (the application shall indicate the length of the extended period). After being approved by Party B, this Agreement will be extended for the period approved by Party B. If Party A intends to apply for extend the Plan further upon the expiration of the extended period,

Party A shall make the application with Party B no later than seven working days prior to the expiration of the extended period (the application shall also indicate the length of the extended period). After being approved by Party B, this Agreement will be extended for the period approved by Party B, and so on and so forth. The maximum service period shall not exceed 24 months under this Agreement. During the extended period, Party A is not subject to any lock-up requirement; in other words, if Party A intends to withdraw from the Plan during the extended period, Party A is not obliged to pay the withdrawal fee. If Party B disapproves Party A’s application, this Agreement will not be extended upon expiration.

3.2	Within the lock-up period, under general conditions, Party A may not withdraw from the Plan; but when it is necessary for Party A to withdraw for factual reasons (Emergency Withdrawal), Party A must pay Party B the emergency withdrawal fee, which is to be calculated on the basis of the emergency withdrawal fee rates listed in the Part I of this Agreement.

3.3	If, during the period from the date when this Agreement is executed formally and before Party B lends the full amount of funds deposited by Party A in its Yirendai account to the Borrower, Party A has to terminate this Agreement for actual reasons, Party A shall pay Party B compensation, which is to be calculated in the same method as the emergency withdrawal fee is calculated as provided in Part I of this Agreement.

Article 4.

Party A’s Rights and Obligations

4.1	Upon the signature of this Agreement by Party A, Party A is deemed to having accepted all the stipulations made in this Agreement voluntarily.

4.2	Party A is entitled to the interest income arising from the lending in the Service Plan.

4.3	Party B is to provide reports on the lending of funds on a regular basis every month, so that Party A may obtain information about the lending of funds.

4.4	Party A hereby irrevocably authorizes Party B to commission Paying Agency to directly deduct relevant sums from Party A’s account for paying the Service Fee for the Plan, Expenses of Withdrawal from the Plan and the compensation for earlier termination of this Agreement provided in Article 3.3 that are payable by Party A hereunder.

4.5	Party A warrants that the source of the funds for lending is lawful and it is the legitimate owner of the funds; if there is any dispute with any third party concerning ownership or legality of fund source, Party A shall settle the dispute by itself; if Party B suffers any economic loss therefore, Party A shall be liable for compensation therefor.

4.6	If Party A changes account information, communication address, telephone number or other important information, it shall notify Party B thereof within three business days of such change, otherwise any loss of Party A arising therefrom shall be borne by Party A itself.

4.7	Party A makes the following warranty:

(1)	If the conditions stipulated in Article 2.4 of this Agreement are satisfied, Party A is to pay Party B the Service Fee for the Plan;

(2)	When Party A withdraws from the Plan, Party A is to pay Party B the Expenses of Withdrawal from the Plan in accordance with the Rules of Calculation of the Expenses of Withdrawal from the Plan provided in Article 3 of this Agreement.

4.8	Within any lock-up period,

(1)	Party A may not transfer its creditor’s right (except in the case of emergency withdrawal), require the Borrower to make repayment earlier than originally schedule, or terminate the Yirendai Borrowing and Service Agreement earlier;

(2)	Party A may not require withdrawal of the funds when the Borrower repays the principal and interest when due, so as to ensure that the funds within the lock-up period can be re-lent; if Party A withdraw the funds out of actual reason, the income loss arising from failure to re-lend the funds must be borne by Party A itself.

4.9	With respect to the taxes and charges arising from the lending of Party A’s funds and transfer of the creditor’s rights, Party A shall make declaration therefor and pay the same to the competent taxation authorities by itself, and Party B may not be held responsible for handling the same.

4.10	If Party A’s lent funds (namely creditor’s right) is to be inherited or granted, it is necessary for the heir or grantee claiming the right to produce the notarized documents certifying the inheritance or grant; after Party B makes verification, Party B is to assist it to transfer the creditor’s rights, and for any and all taxes and charges arising therefrom, the heir or the grantee is to make declaration to the competent taxation authorities and to pay the same, and Party B is under no obligation to handle such procedures.

Article 5.

Party B’s Rights and Obligations

5.1	Party B shall work diligently to fulfill duties in accordance with the provisions made in this Agreement and serve Party A on the basis of the principle of good faith, integrity, care, and efficient management.

5.2	Party B is under obligation to assist Party A to complete the withdrawal plan within the period for withdrawal, and Party B may charge Party A the relevant Service Fee for the Plan, the Expenses of Withdrawal from the Plan and the compensation for earlier termination of this Agreement provided in Article 3.3.

5.3	Party B shall maintain in confidence Party A’s information, assets conditions and the conditions and information related to the services according to laws.

5.4	If the Borrower defaults within the existence period of the lending relation between the Lender and the Borrower, Party B shall take legal and reasonable actions to assist Party A to duly recover the funds.

5.5	Party B accepts Party A’s authorization and Party B is to commission Paying Agency to directly deduct relevant sums from Party A’s account for paying the Service Fee for the Plan, Expenses of Withdrawal from the Plan and the compensation for earlier termination of this Agreement provided in Article 3.3 that are payable by Party A hereunder.

5.6	Party B is to provide Party A with services related to fund-lending, including, without limitation, recommendation of borrower, facilitating lending, management of repayment of funds, after-lending management of lent funds and necessary services for recovery of funds, and providing reports on lending of funds on a regular basis, etc. When Party B provides the above-mentioned services to Party A, Party A shall provide necessary assistance (including, without limitation, execution of relevant Authorization).

5.7	The annualized yearly borrowing interest rates to be borne by the expectant borrower introduced by Party B when applying for borrowings are to be adopted on the basis of the number of lending periods of Party A and the provisions made on the Yirendai platform.

5.8	In order to ensure that Party B can provide service better for Party A, Party A hereby irrevocably authorizes Party B as follows:

(1)	Party B may make registration of the Yirendai account on the Yirendai platform on Party A’s behalf and may submit Party A’s personal information and other materials;

(2)	Party B may confirm the lent sum and the agreements on transfer of creditor’s rights (such as Yirendai Borrowing and Service Agreement, Yirendai Agreement on Transfer of Creditor’s Rights, etc.) on by clicking on Yirendai platform on Party A’s behalf;

(3)	After successful registration and within any lock-up period, Party B may make funds lending, recovery management (debt collection), re-lending of recovered funds on Party A’s behalf;

(4)	If Party A applies to Hengcheng for the withdrawal plan (emergency withdrawal) within the withdrawal period, or for emergency withdrawal within the lock-up period, Party B may transfer Party A’s creditor’s right on Party A’s behalf, and then, Party B may, after deducting the withdrawal fee from the Plan /emergency withdrawal expenses in the event of emergency withdrawal, remit all the principal and interests to Party A’s special account for recovery of funds established hereunder.

5.9	If Party B receives Party A’s application for emergency withdrawal from the plan after the termination of lock-up periods or within lock-up periods, or Party B receives Party A’s application for earlier termination of this Agreement as provided in Article 3.3 hereof, Party B shall seek assignee for Party A’s creditor’s right so as to assist Party A to complete the withdrawal as soon as possible, except when Party A breaches this Agreement and the Yirendai Borrowing and Service Agreement.

5.10	In order to ensure that Party A’s lent funds can be lent out successfully, Party A irrevocably authorizes Party B to, and Party B accepts Party A’s authorization to, commission Paying Agency to transfer the relevant sums and Party B is to lend the sum to relevant Borrower on behalf of Party A.

5.11	When Party B lends funds out on Party A’s behalf as authorized by Party A within any lock-up period, the lent sum, lending date, and times of lending will not be limited.

Article 6.

Recovery Plan of Funds under the Service Plan

6.1	According to the relevant lending agreements (such as Yirendai Borrowing and Service Agreement) between Party A and certain Borrowers, Borrowers are under obligation to repay the principal and interests within the stipulated time. In order to collect the principal and interests conveniently in uniform methods, Party A irrevocably authorizes Party B to, and Party B agrees with and accepts such authorization to, commission Paying Agency to transfer the principal and interests repaid by Borrowers for each period and re-lend the collected sums to other Borrowers on the basis of recommendation made by Party B (“Re-lending of the Recovered Funds”).

Article 7.

Risk in Service Plan and Related Protective Measures

7.1	Risk in Service Plan

(1)	Credit risk of Borrower

When a Borrower loses the capacity for repayment for short or long periods (including, without limitation, change of income and assets of Borrower, personal accident, disease or decease), or the Borrower’s willingness to repay changes, Party A’s lent funds will probably not be recovered as originally scheduled.

(2)	Fund liquidity risk

For Party A’s lent principal or the funds of Re-lending of the Recovered Funds, Party B will actively assist Party A to seek and recommend borrowers, so as to materialize the purpose of lending and obtaining proceeds from the funds, but there is uncertainty in the date of seeking and recommending borrowers by Party B.

(3)	Force Majeure risk

The risk that Party A’s assets may suffer loss or damage owing to war, riots, natural disasters and other Force Majeure events.

7.2	Service Measures

Party B provides the creditor’s right transfer platform and the Yirendai risk reserve funds (for details, see the Yirendai Risk Reserve Funds Service Agreement), so as to facilitate lending of the principal by Party A and recovery of the receivable interests.

Article 8.

Keeping of Documents

8.1	Party A is to entrust Party B to receive and keep the original lending documents concluded between the Lender and the Borrower on its behalf. If, in the course of keeping, Party A needs to consult or use lending documents of the Borrower concerning the lending of its funds, Party A may contact Party B and after Party A handles relevant procedures, Party A may look up the documents at Party B’s sites and Party B is to provide assistance. When Party A has reasonable demand for use, Party B shall provide photocopy of agreements so that Party A may use it in reasonable manner.

Article 9.

Applicable Laws and Jurisdiction

9.1	Governing Law

All matters related to this Agreement, including but not limited to validity, interpretation, performance hereof and settlement of disputes arising hereunder, are governed by the laws of the People’s Republic of China. If there is any clause of this Agreement in conflict with any compulsory provisions in the laws of the People’s Republic of China, the interpretation and performance may be carried out to the largest extent permitted by such compulsory provisions, and such clause in conflict with compulsory provisions may not affect the validity of the other clauses of this Agreement.

9.2	Jurisdiction over Disputes

It is agreed that, in the event of any dispute, the case must be referred to Beijing Arbitration Commission for arbitration in accordance with the summary procedures of the arbitration rules of the Beijing Arbitration Commission, regardless of the sum. The arbitration award is final and has binding force upon the Parties hereto.

9.3	In the period of arbitration, those clauses not involved in disputes must be performed, and neither party hereto may refuse to perform any its obligations provided herein by reason of the dispute being in process.

Article 10.

Miscellaneous Provisions

10.1	When the Parties confirm the successful operation of this Agreement on the Yirendai website, the Parties are deemed as having accepted the provisions of this Agreement and are willing to be bound by this Agreement. When each party hereto makes confirmation of successful operation of this Agreement, this Agreement comes into force.

10.2	This Agreement is concluded by the Lender through click on confirmation on the Yirendai online platform and by Hengcheng through uniform confirmation on the Yirendai background. Each party to this Agreement commission Hengcheng to keep all the written documents and information in electronic form related to this Agreement.

Annex II

Form of the Risk Reserve Fund Service Agreement

between the Company and an Investor

Yirendai Risk Reserve Fund Service Agreement

Party A (Lender):

Type of certificate:

Certificate number:

Party B:	Hengcheng Technology Development (Beijing) Co., Ltd.
Domicile:	03-04/F, Building 8, No. 6 [3-3], Langjiayuan, ChaoYang District, Beijing

This Service Agreement is entered into and concluded by both parties regarding safeguard of lending capitals through friendly negotiation in accordance with Contract Law of the People’s Republic of China and relevant laws and statutes based on the principles of equality, willingness, mutual benefits and good faith.

Article 1.

Definitions

Unless the context otherwise requires, the following expressions shall have the meanings as follows:

1.1	This Agreement means any and all articles, contents and information of this Yirendai Risk Reserve Fund Service Agreement.

1.2	Lender means the signing party hereof, a natural person who has full capacities of civil right and civil action, and can independently exercise rights and perform obligations hereunder, in accordance with the laws of the People’s Republic of China (the laws of mainland China, excluding HKSAR, Macau SAR and Taiwan). The Lender shall be a user registered with Yirendai.

1.3	Borrower means the borrower listed in Yirendai Loan and Service Agreement, to whom Lender selects to lend money; the Borrower should be a natural person who have full capacities of civil right and civil action, and can independently exercise rights and perform obligations hereunder, in accordance with the laws of the mainland China. The Borrower shall be a user registered with Yirendai.

1.4	Hengcheng means Party B hereof.

1.5	Risk Reserve Fund means the funds of certain amount withdrawn by Hengcheng from its own service fee income and deposited into a special account opened and managed in the name of Hengcheng for purpose of common benefits of Lender, which shall only be applied to the reimbursement of any potential loss incurred by the Lender in connection with the repayment.

1.6	Repayment means principal and interests repaid by Borrower to Lender in accordance with Yirendai Loan and Service Agreement.

1.7	P2P means Person to Person.

1.8	Payment Agent means the banks or the third party payment & settlement entities which offer capital transfer services as intermediary among the parties hereto.

1.9	Yirendai means the online platform operated by Hengcheng, providing intermediary services such as professional P2P credit loan and financing consultancy.

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Article 2.

Risk Reserve Fund Service

2.1	To whom the service is applicable: all Lenders on the platform.

2.2	Rule of application:

(1)	If any installment of loan due and payable from any Borrower to the corresponding Lender is overdue for 15 consecutive days, the risk reserve fund shall be used to pay such overdue installment and interest accrued thereon as of the 15th overdue day; and

(2)	If Borrower defaults on the repayment of any installment of loan for 90 consecutive days, the principal and interests in default and the balance of the principal of the loan will be repaid in a lump sum firstly from the Risk Reserve Fund as of the 90th overdue day.

2.3	Hengcheng entrusts the payment Agent to pay aforesaid Risk Reserve Fund to Lender’s Yirendai account.

2.4	Rules for paying Risk Reserve Fund

(1)	In the case that the current balance of the special account of Risk Reserve Fund is sufficient for paying all the principal and interests of that installment (each, a month) overdue on such Borrowers in respect of all Lenders applying this Risk Reserve Fund, such amount overdue on the Borrowers shall be paid to Party A from the special account of Risk Reserve Fund.

(2)	If the current balance of the special account of Risk Reserve Fund is less than the amount of the principal and interests of any installment that is overdue on the Borrowers in respect of all Lenders applying the Risk Reserve Fund, such balance shall be paid among the Lenders in proportion of the amount of the principal and interests overdue towards each of them to the total amount thereof; the amount remaining unpaid thereafter to each Lender for that installment will be carried forward to the next installment, and further payment shall be made from the special account of Risk Reserve Fund on the basis of aforesaid principle, and so on.

(3)	When any installment of loan payable is overdue for ninety (90) consecutive days, “the principal and interests overdue on Borrower” as referred to in Subsection 1) and 2) of this Article 2.4 shall include the balance of principal of the loan.

(4)	Lender hereby acknowledges that Hengcheng reserves the right of final explanation on the rules for raising and utilizing the Risk Reserve Fund.

2.5	Risk Reserve Fund shall not apply to following circumstances:

(1)	Lender assigning its rights hereunder without written consent from Hengcheng;

(2)	Any amendment made to, or settlement or reconciliation reached in respect of the Yirendai Loan and Service Agreement between the Borrower and the Lender without written consent from Hengcheng; and

(3)	Any act by the Lender and the Borrower which is against the interest of Hengcheng.

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Article 3.

Relief

3.1	Lender may authorize Hengcheng to seek any one or more of following reliefs when it is in reasonable opinion of Hengcheng that the Borrower breaches or threatens to breach this Agreement:

(1)	immediate suspension or cancellation on full or partial amount of the loans for the benefit of the Lenders;

(2)	Declaration on behalf of Lender of an acceleration in respect of all loans made, and immediate repayment of all amounts payable hereunder shall be required of Borrower;

(3)	Rescission of this Agreement; or

(4)	Other reliefs available under laws, statutes or this Agreement.

Article 4.

Debt Recovery Before Using Risk Reserve Fund

In the case of any overdue repayment by the Borrower, before paying Risk Reserve Fund to Lender, Hengcheng will urge Borrower to repay the recovered principal and interests (if any) and half of the penalty will be paid to Lender; the other half of the penalty will be paid to Hengcheng, as authorized by Lender, to compensate the cost of debt recovery. If the recovered funds are not enough to repay the principal and interests of the loan, Lender agrees that the recovered funds from Borrower will be used to cover penalty, interests and principal in order.

Article 5.

Debt Recovery After Using Risk Reserve Fund

5.1	Upon any repayment advanced by the Risk Revere Fund, Lender authorizes Hengcheng (or its attorney) to undertake debt recovery on its behalf and to handle relevant formalities and sign necessary documents, and assist Hengcheng (or its lawyer) in dealing with the issues related to debt recovery, including but not limited to litigation/arbitration, intermediation, reconciliation and application for enforcement on behalf of Lender.

5.2	After Lender receiving Risk Reserve Fund, if Borrower still fails to repay principal and interests of that installment for 15 consecutive days, Lender authorizes Hengcheng (or its lawyer) to recover debt on its behalf, including the due principal and interests, penalty and reasonable expenditures incurred for realizing creditor’s right under Yirendai Loan and Service Agreement.

5.3	After paying Risk Reserve Fund to Lender to cover interests and balance of principal not repaid yet, Lender authorizes Hengcheng (or its lawyer) to recover debt on its behalf, including but not limited to the due principal and interests repayable, penalty and reasonable expenditures incurred for realizing creditor’s right under Yirendai Loan and Service Agreement.

5.4	If Hengcheng (or its lawyer) cannot recover debt from Borrower or encounters difficulty in recovering debt due to Lender’s failure to perform its obligations under Article 5.1 hereof, Lender shall return the Risk Reserve Fund within the time limit stipulated by Hengcheng; otherwise, besides returning the Risk Reserve Fund immediately, Lender shall also compensate Hengcheng for actual losses suffered by it therefrom. Afterwards, Lender shall claim creditor’s right against Borrower by itself.

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5.5	Litigation/arbitration expense and attorney’s fee incurred by Hengcheng for recovering debt on behalf of Lender shall be reimbursed by Lender to Hengcheng.

5.6	The debt recovered by Hengcheng on behalf of Lender shall be firstly used to cover principal and interests for which Risk Reserve Fund has been paid, and the balance (if any) shall be used to reimburse Hengcheng for litigation/arbitration expense and attorney’s fee as well as the cost incurred by Hengcheng for debt recovery.

Article 6.

Documents Keeping and Information Change

Lender entrusts Hengcheng to keep Lender’s personal information, including but not limited to name, address, telephone, ID number and loan documents between Lender and Borrower. Lender may contact Hengcheng when Lender needs consulting or using documents related to transaction; after Lender completing relevant formalities, Hengcheng shall offer assistance. In case of change of important information such as account name, bank account number, opening bank, address and telephone number, Lender shall notify Hengcheng within two working days after the change; otherwise, Lender shall be solely responsible for any losses suffered therefrom.

Article 7.

Application of Law and Jurisdiction

7.1	Governing law. All matters herein, including but not limited to effectiveness, interpretation, performance and dispute settlement hereof, shall be governed by Chinese laws; if any article hereunder conflicts with any mandatory provision in Chinese laws, the article shall be interpreted and implemented within maximum scope not prohibited by those mandatory provision, and the article conflicting with those mandatory provisions shall not affect the effectiveness of other articles hereof.

7.2	Jurisdiction of dispute.

(1)	The parties agree to submit any dispute, regardless of its amount, arising out of or relating to this Agreement to Beijing Arbitration Commission for arbitration in Beijing according to summary procedure of its then effective arbitration rules. The arbitration award is final and should bind upon both parties.

(2)	During arbitration, the articles herein not involved in the dispute shall be implemented, and no party may refuse to perform any of its obligations hereunder by reason of the dispute being in process.

Article 8.

Miscellaneous

8.1	Yirendai Loan and Service Agreement and the schedules attached thereto constitute integral parts hereof, and have same legal force with this Agreement.

8.2	This Agreement shall be concluded upon Lender’s clicking CONFIRM on website of Yirendai and Hengcheng’s confirmation from the backend of Yirendai website.

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Annex III

Form of the Agreement among the Company, an Investor and a Borrower

Yirendai Lending and Service Agreement

Agreement No.

Part I Loan and Service Information

Lender

Name

Nickname in Yirendai		ID in Yirendai

Borrower

Name		ID Card No.

Nickname in Yirendai		ID in Yirendai

Service provider	Heng Cheng Technology Development (Beijing) Co., Ltd.

Service Fee

Platform management fee to be borne by Borrower	Refer to Schedule II for details.

Platform management fee to be borne by Lender	Refer to Schedule II for details.

Details of the Loan

Loan principal	RMB [ ] Yuan, SAY [ ]

Interest rate	[ ] %/Year	Monthly interests	Refer to list of repayment generated by system each month

Loan starting date	[Day ][Month], [Year]	Loan maturity date	[Day ][Month], [Year]

Interest starting date	[Day ][Month], [Year]	Means of repayment	Equal amount of principal and interests each month

Repayment/interest settlement date	Refer to Schedule I	Number of installments	[ ] months

Loan purpose

Total amount to be repaid each month	RMB [ ] Yuan, SAY [ ]

Note:

Aforesaid service fee and relevant details of the loan are subject to the adjustment of the interest rate (if any); in case of any such adjustment, those to be updated on the website of Yirendai as of the date hereof shall prevail.

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Part II Terms of Service Agreement

Article 1.

Definitions

Unless the context otherwise requires, the following expressions shall have the meanings as follows:

1.1	This Agreement means any and all articles, contents and information of Part I, Part II and all attachments of this Loan and Service Agreement.

1.2	Lender means the Lender listed in Part I hereof, a natural person who have full capacities of civil right and civil action, and can independently exercise rights and perform obligations hereunder, in accordance with the laws of the People’s Republic of China (the laws of mainland China, excluding HKSAR, Macau SAR and Taiwan). The Lender shall be registered user of Yirendai.

1.3	Borrower means the Borrower listed in Part I hereof, a natural person who have full capacities of civil right and civil action, and can independently exercise rights and perform obligations hereunder, in accordance with the laws of the mainland China. The Borrower shall be registered user of Yirendai.

1.4	Hengcheng means the service provider listed in Part I hereof.

1.5	P2P means Person to Person.

1.6	Payment service provider: it means the banks or the third party payment & settlement organizations which offer capital transfer services as intermediary among the parties hereto.

1.7	Yirendai: it means the online platform operated by Hengcheng, providing intermediary services such as professional P2P credit loan and financing consultancy.

Borrower, Lender and Hengcheng are collectively referred to herein as the “parties” and individually a “party”.

Article 2.

Rights and Obligations of Each Party

2.1	Rights and obligations of Borrower and Lender (collectively “both parties”)

2.1.1	Both parties have carefully read and understood all contents hereof and are willing to perform their respective rights and obligations in accordance with relevant provisions hereof.

2.1.2	Lender is entitled to select Borrower at its own discretion, and finally determine whether lending money to a Borrower or not.

2.1.3	When any party successfully operates and confirms this Agreement on the website of Yirendai, it will be deemed as having accepted and being bound by the articles hereof; this Agreement shall be binding upon the parties after they have successfully operated and confirmed this Agreement.

2.1.4	When Lender successfully lends money to Borrower through the services offered by website of Yirendai, this Agreement will become effective.

2.1.5	Both parties shall properly keep their respective user names and passwords of website of Yirendai, and bear consequences arising from the loss, disclosure or authorized use of user names or passwords. Any operation by each party after logging on with its own user name and password shall be deemed as its true intention of that party.

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2.1.6	Both parties shall use the service platform of Yirendai based on legal purposes, and shall not be engaged in any behaviors which may violate laws or disciplines on this platform.

2.1.7	Both parties shall operate on platform of Yirendai according to requirements of Hengcheng, and fill out true, accurate and complete personal information (including but not limited to email address and mobile phone). Any party shall be solely responsible for any legal consequences or economic losses caused by improper operation or wrong personal information offered by that party.

2.1.8	For purpose of funds custody, both parties irrevocably authorize Hengcheng to submit their names, ID Card numbers and any active bank account numbers under their names to custody bank, so that the bank can open custody accounts for both parties.

2.1.9	Borrower agrees to pay platform management fee to Hengcheng (Yirendai) in accordance with the standard confirmed in Part I hereof. The platform management fee refers to remuneration paid by Borrower to Hengcheng for the consultancy and credit services offered by Hengcheng to Borrower, such as loan information consultancy, credit consultancy and evaluation, lender recommendation, repayment reminding and account management. Lender agrees to pay platform service fee to Hengcheng (Yirendai) each month in accordance with the standard confirmed in Part I hereof. The platform service fee refers to remuneration paid by Lender to Hengcheng for the services offered by Hengcheng to Lender, such as lending consultancy, financial planning, investment management, account management and loan recovery.

2.1.10	Borrower hereby irrevocably entrusts the payment service provider, which cooperates with Hengcheng, to deduct and transfer corresponding amount from Borrower’s account for purposes of paying platform management fee, interests, principal, penalty and other payables. Lender hereby irrevocably entrusts the payment service provider, which cooperates with Hengcheng, to deduct and transfer, from interests paid by Borrower, the platform service fee listed in Part I hereof to Hengcheng.

2.1.11	Borrower shall repay the loan each month by equal amount of principal and interests. The calculation formula is as follows:

Monthly amount of principal and interests to be repaid = [ Loan principal × Monthly interest rate ×(1+ Monthly interest rate)^ Number of repayment months ] ÷ [(1+ Monthly interest rate)^ Number of repayment months–1]

notes:

(1)	Loan principal refers to the loan principal listed in Part I above;

(2)	Monthly interest rate refers to the interest rate listed in Part I above, that is, annual interest rate (published on website of Yirendai) ÷ 12;

(3)	Number of repayment months refers to number of installments listed in Part I above;

(4)	Borrower’s monthly repayment amount includes “aforesaid monthly principal and interests to be repaid and platform management fee (if any) to be paid by Borrower to Hengcheng (Yirendai) each month”.

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2.1.12	Lender shall be responsible for lending in accordance with provisions about the loan stipulated by Part I hereof, and Borrower shall be responsible for repayment in accordance with provisions about the loan stipulated by Part I hereof.

2.1.13	Lender is entitled to enquire its account information and Borrower’s repayment through website of Yirendai.

2.1.14	Without permission from Hengcheng, Lender shall not assign its creditor’s right against Borrower hereunder to any third party.

2.1.15	Any taxes incurred by Lender during lending funds and transfer shall be declared and paid to competent taxation authority by Lender. However, if Hengcheng is obligated to deduct and pay tax on behalf of Lender in accordance with Chinese taxation laws and statutes, Hengcheng may directly deduct and pay the taxes, and offer the certificate of tax payment to Lender.

2.1.16	Lender shall actively assist Hengcheng in recovering the loan from Borrower (including but not limited to signing and offering legal documents and corresponding written materials).

2.1.17	During the procedure of applying for and realizing the loan, Borrower shall faithfully offer required personal information and materials to Hengcheng; Borrower agrees that Hengcheng can validate the authenticity of the information offered by Borrower through any channel of the third party, and Borrower shall bear any consequences and legal responsibilities for any false information offered by it.

2.1.18	From the day when this Agreement becomes effective to the day when all principals, interests, service fees, platform service fee and penalty (if any) listed in Part I are fully settled, if the information of Borrower or Lender changes, including family contact persons, emergency contact persons, employer, dwelling address, telephone number, mobile phone number and account, Borrower or Lender shall provide the other parties with updated information through website of Yirendai within three days after the change. If any party fails to timely offer updated information, or offers false information, resulting in any losses of the party and/or other parties, the party failing to timely offer true information shall be responsible for aforesaid losses.

2.1.19	Hengcheng will have the right to manage and use the personal information offered by Borrower and acquired by Hengcheng through legal channels for purposes hereof.

2.1.20	After money is lent, when Hengcheng, as entrusted by Lender, requires Borrower to repay in accordance with provisions hereof, Borrower shall unconditionally repay as per requirements of Hengcheng, and offer necessary assistance.

2.1.21	If Borrower delays in repaying the loan for 60 days, Hengcheng will have the right to disclose the fact of defaulted loan and personal information of Borrower, offered by Borrower or acquired by Hengcheng, to any third party by means of Internet, newspaper, TV and credit reporting system on behalf of Lender.

2.1.22	Borrow undertakes not to repay in advance, and is aware of that the advance repayment will reduce Lender’s benefits from interests and Hengcheng’s benefits from platform management fee. Borrower agrees that it shall pay compensation if it repays in advance (refer to Schedule III for details).

2.2	Rights and obligations of Hengcheng

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2.2.1	Hengcheng shall work diligently to offers services to Borrower and Lender in accordance with the provisions hereof as well as the principles of good faith, integrity, care and effective management.

2.2.2	Hengcheng shall keep confidential the personal information of Borrower and Lender and other information about their assets or other services.

2.2.3	Hengcheng undertakes to provide Lender with the credit qualification review service related to Borrower, but does not guarantee the authenticity of materials offered by Borrower, nor shall bear any responsibility thereof.

2.2.4	Hengcheng will have the right to provide Borrower with the credit review service related to the loan based on the personal credit information and records of behaviors offered by Borrower, and offer relevant suggestions to Borrower.

2.2.5	Hengcheng offers services related to the lending of funds, including but not limited to facilitating the transaction with Borrower.

2.2.6	Hengcheng will have the right to determine, at its own discretion, whether or not to disclose Borrower’s needs for loan and relevant information to Lender through website of Yirendai based on review result of Borrower and application for loan, so as to assist Borrower in obtaining capital source and facilitate the transaction.

2.2.7	Borrower understands that for purpose of obtaining loan, it is required to disclose relevant information of Borrower and loan purpose on website of Yirendai; the aforesaid information will be disclosed after Borrower confirms through online operation, and Borrower’s operation will be deemed as its consent and acknowledgement of such disclosed information; Hengcheng is not responsible for any legal consequences caused by disclosing the information.

2.2.8	Lender hereby entrusts Hengcheng to offer services related to loan recovery in accordance with this Agreement.

Article 3.

Commitments and Warranties of the Parties

3.1	Borrower and Lender confirm that they are natural persons who have full capacities of civil right and civil action, and have been authorized to enter into and conclude this Agreement.

3.2	Lender warranties that it is the registered user of Yirendai, and will keep its status of registered user within effective period hereof; the capital source offered by it is legal.

3.3	According to requirements raised by Hengcheng (Yirendai) from time to time, Borrower shall provide Lender and Hengcheng (Yirendai) with true, complete and valid personal information (including but not limited to name, ID Card No., educational degree, contact method, address, occupation and contact person) and loan purposes.

3.4	If Borrower’s employer, position or place of working changes, or any matters happen on Borrower, worsening its economic status or reducing its capacity of repayment, Borrower shall notify Hengcheng (Yirendai) in writing within 2 working days after occurrence of aforesaid matters.

3.5	Borrower undertakes not to misappropriate the funds of the loan hereunder for purposes other than those stipulated by this Agreement.

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3.6	Each party undertakes not to utilize the platform of Yirendai to be engaged in any illegal behaviors such as credit card cash out and money laundering; otherwise, the party in default shall shoulder any legal responsibility and consequence.

3.7	The parties confirm that Borrower/Lender shall be solely responsible for any legal consequences arising from actions or measures adopted by Hengcheng (Yirendai) as per authorization from Borrower/Lender in accordance with provisions hereof.

Article 4.

Liabilities for Breach

4.1	If Borrower fails to repay the loan in full within the time limit showed in the website of Yirendai, it shall pay to Lender the penalty calculated as follows:

Penalty =(Monthly payable principal and interests–Actually paid principal and interests)× Number of days overdue × 0.002/Day(Penalty coefficient)

4.2	If Borrower fails to repay the principal and interests in full, the repaid amount will be used to pay platform management fee, penalty, interests and principal sequentially.

4.3	If Borrower changes the loan purpose stipulated by Part I without permission, offers false information or intentionally conceals important facts, Lender will have the right to early terminate this Agreement and require Borrower to repay principal in advance through Hengcheng, and Borrower shall pay penalty equal to 15% of total amount of loan principal to Lender and Hengcheng, respectively.

4.4	If Borrower breaches relevant provisions hereof, or assigns the liabilities hereunder without permission from Lender and Hengcheng, Borrower shall pay a penalty equal to 7.5% of total amount of loan principal to Lender and Hengcheng. If Borrower breaches relevant provisions hereof, or assigns the obligation of paying platform management fee without permission from Hengcheng, Borrower shall pay a penalty equal to 7.5% of total amount of loan principal to Hengcheng.

4.5	Borrower shall compensate Hengcheng for any losses suffered by Hengcheng due to breach of Borrower.

4.6	It shall be deemed as Borrower’s breach under one of following circumstances:

(1)	Borrower breaches its commitments or warranties made hereunder;

(2)	Borrower’s any properties are confiscated, expropriated, seized, detained or frozen, affecting its performance capacity, and it fails to timely notify other parties in writing or adopt corrective measures;

(3)	Unfavorable changes happen on Borrower’s financial situation, which causes material influence on its performance capacity, and Borrower fails to timely notify other parties in writing or adopt corrective measures.

4.7	Lender may authorize Hengcheng (Yirendai) to adopt one or more of following reliefs when Lender judges, in reasonable opinions, that Borrower breaches or is threatened to breach this Agreement:

(1)	Immediately delay or cancel disbursement of full or partial loan;

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(2)	Declare that all outstanding loans are accelerated to maturity, and require Borrower to immediately repay all payables;

(3)	Terminate this Agreement; and

(4)	Adopt other reliefs stipulated by laws, statutes or this Agreement.

4.8	If Borrower and Hengcheng suffer losses due to illegal source of capitals lent by Lender, Lender shall be responsible for compensation.

Article 5.

Relevant Documents

5.1	The Parties confirm that the written documents or electronic information offered by Hengcheng (Yirendai) related to this Agreement shall be integral parts hereof.

Article 6.

Assignment of Creditor’s Rights

6.1	If Lender assigns the creditor’s right hereunder to the third person in accordance with website rule of Yirendai and provisions hereof, Lender shall entrust website of Yirendai to send assignment notice to email address offered by Borrower at registration via noreply@yirendai.com; the notice will be deemed as having been served when it arrives at the registered email of Borrower.

6.2	After Lender assigning creditor’s right, Borrower shall continue to perform all its obligations hereunder related to Lender toward new creditor, and shall not refuse to perform the obligation of repayment by reason of failure to receive the assignment notice.

Article 7.

Application of Law and Jurisdiction

7.1	Governing law. All issues herein, including but not limited to effectiveness, interpretation, performance and dispute settlement hereof, shall be governed by Chinese laws; if any article hereunder conflicts with any mandatory provision in Chinese laws, the article shall be interpreted and implemented within maximum scope not prohibited by such mandatory provision, and the article conflicting with such mandatory provision shall not affect the effectiveness of other articles hereof.

7.2	Jurisdiction of dispute. The parties agree to submit any dispute to Beijing Arbitration Commission for arbitration according to summary procedure of its arbitration rules, no matter the amount involved in the dispute.

7.3	During arbitration, the articles herein not involved in the dispute shall be implemented, and no party shall refuse to perform its any obligations hereunder by reason of the dispute being in process.

Article 8.

Miscellaneous

8.1	The schedules attached hereto are integral parts hereof. The caption of any article hereof is inserted for convenience of reference and reading, and shall not serve as the basis for interpreting any article hereof.

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8.2	This Agreement is concluded after Borrower and Lender click CONFIRM on website of Yirendai and Hengcheng confirms it on background of Yirendai. The parties hereto entrust Hengcheng to keep all written documents and electronic information related to this Agreement.

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Schedule I

List of Repayment

Repayment Date	Principal Amount	Interest	Platform Management Fee	Total Repayment Amount

Sch I-1

Schedule II

Overview of Platform Management Fee

Set forth below are the amount of Platform Management Fee to be paid by the Borrower and the payment methods under this Agreement:

1. When borrowing funds from Lender(s), the Borrower irrevocably agrees that payment agent authorized by the Lender(s) may withdraw RMB[●] directly from the Borrower’s account for the payment of the Platform Management fee payable by the Borrower.

2. The Borrower shall pay the Platform Management Fee every month when the Borrower repays the loan. The monthly Platform Management Fee = Total Amount of the Loan * A%; the value of A% will be determined based on the repayment schedule, specifically as follows:

Repayment Schedule	Value of A%
[●] months	[●]%
[●] months	[●]%
[●] months	[●]%

Sch II-1

Schedule III

Overview of Advance Repayment

When the Borrower makes prepayments ahead of the repayment schedule, in addition to the outstanding principal amount, interest, service fee and penalty, the Borrower shall pay the Lender(s) [●]% of the remaining outstanding principal amount as a compensation, and shall pay Hengcheng [●]% of the remaining outstanding principal amount as the compensation for its loss of expected Platform Management Fee.

Sch III-1